UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Quarterly Report
First Quarter 2007

SIGNATURES

Quarterly Report
First Quarter 2007

This Report has been translated into English from the original version in Italian.
In case of doubt, the Italian version shall prevail.
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Date of issue: April 23, 2007
This Report is available on the Internet at the address:
www.fiatgroup.com

FIAT S.P.A.
Registered Office: Via Nizza 250, Turin
Paid-in capital: 6,377,262,975 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

Board of Directors and Control Bodies

Board of Directors

Chairman
Luca Cordero di Montezemolo (3)

Vice Chairman
John Elkann (1) (3)

Chief Executive Officer
Sergio Marchionne (3)

Directors
Andrea Agnelli
Roland Berger (3)
Tiberto Brandolini d’Adda
Luca Garavoglia (1)
Gian Maria Gros-Pietro (1)
Hermann-Josef Lamberti (2)
Virgilio Marrone
Vittorio Mincato (2)
Pasquale Pistorio (3)
Carlo Sant’Albano
Ratan Tata
Mario Zibetti (2)

Secretary of the Board
Franzo Grande Stevens

Board of Statutory Auditors

Statutory Auditors
Carlo Pasteris - Chairman
Giuseppe Camosci
Cesare Ferrero

Alternate Auditors
Giorgio Giorgi
Piero Locatelli
Roberto Lonzar

External Auditors

Deloitte & Touche S.p.A.

(1) Member of the Nominating and Compensation Committee
(2) Member of the Internal Control Committee
(3) Member of the Strategic Committee

Main operating data of the Fiat Group
(in millions of euros)	1st Quarter 2007	1st Quarter 2006
Net revenues	13,676	12,556
Trading profit	595	323
Operating result	595	323
Income before taxes	574	232
Net result for the period	376	151
Net result attributable to equity holders of the parent	358	138
(in euros)
Basic earnings per ordinary share (1)	0.268	0.109
Basic earnings per preference share (1)	0.310	0.109
Basic earnings per savings share (1)	0.423	0.109
Diluted earnings per ordinary share (1)	0.267	0.109
Diluted earnings per preference share (1)	0.310	0.109
Diluted earnings per savings share (1)	0.422	0.109

(1)
See Note 12 of the Notes to the Interim Consolidated Financial Statements of this Quarterly Report for further information on the determination of basic earnings per share and diluted earnings per share.

Main balance sheet data of the Fiat Group

(in millions of euros)	At 03.31.2007	At 12.31.2006
Total assets	58,662	58,303
Net debt	11,622	11,836
- of which: Net industrial debt	1,277	1,773
Stockholders’ equity before minority interest	10,341	10,036
Group interest in stockholders’ equity	9,715	9,362

Employees at period-end (number)	174,602	172,012

Overview

Highlights of the Group’s performance in the first quarter of 2007

The Fiat Group had revenues of 13,676 million euros in the first quarter of 2007, up 8.9% from the same period of 2006. The improvement was mostly attributable to the positive contributions of the Automobiles businesses (+11.2%) and Iveco (+20.1%), both as a result of higher sales volumes.

Trading profit totalled 595 million euros (4.4% of revenues), a sharp increase (+272 million euros) from the trading profit of 323 million euros (2.6% of revenues) reported in the first quarter of 2006. A significant contribution came from the Automobiles businesses, with Fiat Group Automobiles trading profit up by 135 million euros to 192 million euros, Iveco, whose trading profit more than doubled to 150 million euros, and the Agricultural and Construction Equipment businesses, whose trading profit rose by 52 million euros to 189 million euros.

In the first quarter of 2007, Fiat Group operating result was positive by 595 million euros, equal to trading profit, with unusual items netting out to nil.

Result before taxes was positive by 574 million euros, two and a half times the 232 million euro level of the first quarter of 2006. The improvement of 342 million euros is due in the main to the increase of 272 million euros in operating result as well as to lower net financial expenses of 78 million euros, which include the positive effect, totalling 91 million euros (33 million euros in the first quarter of 2006) arising from stock-option related equity swaps.

Net result for the period was 376 million euros in the first quarter of 2007, up 225 million euros compared with 151 million euros in the same period of 2006.

Net industrial debt (1.3 billion euros) decreased by approximately 500 million euros, mainly reflecting positive business performance and proceeds from the disposal of non-core businesses. At the end of the quarter, the Group’s net industrial debt to stockholders’ equity ratio was 0.12 (0.18 at December 31, 2006).

The Group’s cash position at March 31, 2007 was 7.6 billion euros (8 billion euros at the end of 2006).

Significant Events Occurring since the End of the Period and Business Outlook

No significant events to be reported occurred since the end of the period.

* * * * * * *

The sound results of the first quarter provide a solid foundation for the Group’s commitment to growth and margin expansion over the 2007-2010 period.

The Group will continue to deliver sequential improvements year-over-year, and confirms all of its 2007-2010 targets announced last November. For 2007, the Group’s targets are:

▪ Group trading profit between 2.5 billion euros and 2.7 billion euros (4.5% to 5.1% trading margin);
▪ Net income between 1.6 billion euros and 1.8 billion euros;
▪ Earnings per share between 1.25 euros and 1.40 euros.

The Group is confirming 2007 guidance at the upper end of the indicated range.

In addition, on the basis of strong industrial cash flow generation in the first quarter, the Group now expects year-end net industrial debt below 1 billion euros (excluding the impact of share buy-backs), less than half the previously announced target of 2 billion euros.

While working on the achievement of these objectives, the Fiat Group will continue to implement its strategy of targeted alliances, in order to optimise capital commitments and reduce risks.

Operating Performance of the Fiat Group

(in millions of euros)	1st Quarter 2007	1st Quarter 2006
Net revenues	13,676	12,556
Trading profit	595	323
Operating result	595	323
Income before taxes	574	232
Net result for the period	376	151

Effective January 1, 2007 the activities which were previously part of the Business Solutions Sector were transferred to Fiat Services S.p.A., a company included among Holding companies and Other companies. Fiat Services S.p.A. and its subsidiaries outside of Italy provide administrative and professional services to Fiat Group Companies. In accordance with IAS 14 - Segment Reporting, effective from that date, the Services Sector is no longer represented and the relevant figures for 2006 have consequently been reclassified. Fiat Services activities are organised in three service units: Transactional Processes (Finance and Payroll), Information and Communication Technology Services and Customs Services.

On February 1, 2007 Fiat Auto changed its name into “Fiat Group Automobiles S.p.A.”.

Operating performance of the Fiat Group in the first quarter of 2007

Net revenues
	1st Quarter
(in million of euros)	2007	2006	% change
Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	6,824	6,139	11.2
Agricultural and Construction Equipment (CNH-Case New Holland)	2,691	2,652	1.5
Trucks and Commercial Vehicles (Iveco)	2,487	2,071	20.1
Components and Production Systems (FPT, Magneti Marelli, Teksid and Comau)	3,244	3,204	1.2
Other Businesses (Publishing and Communications, Holding companies and Other companies)	333	358	-7.0
Eliminations	(1,903)	(1,868)	-
Total for the Group	13,676	12,556	8.9

In the first quarter of 2007, the Group had net revenues of 13,676 million euros, up 8.9% from the first quarter of 2006. The improvement was mainly attributable to the very positive contribution of the Automobiles businesses and Iveco.

With revenues of 6,824 million euros, the Automobiles businesses grew by 11.2% from the first quarter of 2006. All the Sectors contributed to this positive performance: a steady growth in Fiat Group Automobiles’ sales volumes drove Sector revenues to 6,302 million euros, up 10.2% from the first quarter of 2006; revenues increased by 20.2% at Ferrari and 38% at Maserati.

In the first quarter of 2007, Agricultural and Construction Equipment (CNH) had revenues of 2,691 million euros (+1.5% with respect to the first quarter of 2006). In US dollar terms, revenues increased by 10.6% as a result of a more favourable mix and better pricing.

With revenues of 2,487 million euros, Iveco recorded a significant improvement (+20.1%) from the first quarter of 2006 due to a sharp increase in sales volumes and higher pricing.

In the first quarter of 2007, the Components and Production Systems businesses had revenues of 3,244 million euros; the slight increase (+1.2% with respect to the first three months of 2006) reflects diverging performances across the various Sectors. Revenues increased by 8.2% at Fiat Powertrain Technologies and by 2.7% at Magneti Marelli (+7.4% on a comparable scope of operations). Teksid revenues decreased by 18.5%, partly due to the sale at the beginning of March 2007 of Meridian Technologies, a company operating in the Magnesium business (-10% on a comparable scope of operations); a sharp decline was recorded by Comau (-25.2%), which was impacted by the industry’s structural decline.

Trading profit
	1st Quarter
(in million of euros)	2007	2006	Change
Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	222	49	173
Agricultural and Construction Equipment (CNH-Case New Holland)	189	137	52
Trucks and Commercial Vehicles (Iveco)	150	70	80
Components and Production Systems (FPT, Magneti Marelli, Teksid and Comau)	83	82	1
Other Businesses (Publishing and Communications, Holding companies and Other companies) and Eliminations	(49)	(15)	-34
Total for the Group	595	323	272
Trading margin (%)	4.4	2.6

In the first quarter of 2007 trading profit amounted to 595 million euros, a sharp increase from the 323 million euro trading profit of the same period in 2006. A significant contribution came from the Automobiles businesses, with Fiat Group Automobiles reporting an increase of 135 million euros (trading profit was also positively impacted by a one-off gain net of one-off costs of approximately 40 million euros), and Iveco, whose trading profit more than doubled to 150 million euros. Positive performances were also posted by CNH whose trading profit rose by 52 million euros (+38%) to 189 million euros. In the Components and Production Systems businesses, the improvements reported by Fiat Powertrain Technologies, Magneti Marelli and Teksid were offset by higher losses at Comau, a Sector that is currently undergoing a restructuring process. Excluding the impact of Comau, the trading profit of the Components and Production Systems businesses would have improved by 21 million euros. Losses at Other Businesses were 34 million euros higher than in the same period of 2006.

Operating result
Operating result was positive by 595 million euros in the first quarter of 2007. The improvement of 272 million euros with respect to the operating income of 323 million euros posted in the first quarter of 2006 reflects higher trading profit.

Net gains on the disposal of investments amounted to 44 million euros in the first quarter of 2007 (net gains of 2 million euros in the first three months of 2006) and included the gain of 42 million euros realised upon final disposal of Ingest Facility. With regard to the disposal of Meridian Technologies, a net loss of 29 million euros was recognised in the Consolidated Financial Statements at December 31, 2006.

In the first quarter of 2007, restructuring costs totalled 15 million euros and related primarily to Comau. In the first three months of 2006, restructuring costs totalled 3 million euros.

Other unusual income (expenses) for the first quarter of 2007 consisted of net expenses of 29 million euros, which included costs of 24 million euros incurred in connection with the reorganisation and rationalisation of the Group’s suppliers. There was net income of 1 million euros in the first quarter of 2006.

Net result
Net financial expenses totalled 57 million euros in the first quarter of 2007, compared with net expenses of 135 million euros in the same period of 2006. The improvement mainly reflects the lower net industrial debt of the Group and financial income of 91 million euros arising from the equity swap agreements on Fiat shares entered into to hedge stock option plans (33 million euros in the first quarter of 2006). The financial component of costs for pension plans and other employee benefits totalled 43 million euros in the first quarter of 2007, compared with 40 million euros in the same period of 2006.

The result from investments for the first quarter consisted of a profit of 36 million euros, down by 8 million euros over the first quarter of 2006, when there was a profit of 44 million euros which included the release to income of a provision of 15 million euros for which the risk, originally made in connection with an investment in China, no longer subsisted.

Income before taxes totalled 574 millions euros in the first quarter of 2007, against an income of 232 million euros in the same period a year ago. The 342 million euro improvement is due to the increase of 272 million euros in operating result, and lower net financial expenses for 78 million euros, while investment income declined by 8 million euros.

Income taxes totalled 198 millions euros in the first quarter of 2007, 44 million euros of which for IRAP and 3 million euros for prior-year taxes. The tax charge (excluding IRAP) for the period, amounting to 151 million euros, increased with respect to the same period of 2006 due to improved results, mainly of companies outside of Italy. In the first three months of 2006 income taxes amounted to 81 million euros, 38 million euros of which for IRAP.

Net result was 376 million euros in the first quarter of 2007, against income of 151 million euros in the same period of 2006.

Net result attributable to equity holders of the parent amounted to 358 million euros in the first quarter of 2007, against an income of 138 million euros in the same period of 2006.

Operating Performance by Business

Automobiles

Net revenues
	1st Quarter
(in million of euros)	2007	2006	% change
Fiat Group Automobiles	6,302	5,718	10.2
Maserati	167	121	38.0
Ferrari	381	317	20.2
Eliminations	(26)	(17)	-
Total	6,824	6,139	11.2

Trading profit
	1st Quarter
(in million of euros)	2007	2006	Change
Fiat Group Automobiles	192	57	135
Maserati	(1)	(19)	18
Ferrari	31	11	20
Total	222	49	173
Trading margin (%)	3.3	0.8

Fiat Group Automobiles
Fiat Group Automobiles closed the first quarter of 2007 with revenues of 6,302 million euros, an increase of 10.2% over the first three months of 2006. Volumes increased sharply on the back of the continued market success reported by the Sector’s models.

Effective January 1, 2007, the European Financial Services activities (financing to the sales network and renting) sold to Fiat Auto Financial Services (FAFS), the 50-50 joint venture established at the end of December 2006 by Fiat Group Automobiles and Crédit Agricole, are no longer consolidated on a line-by-line basis but are accounted for using the equity method. Detailed information on the transactions connected with the establishment of FAFS is provided in the Fiat Group Consolidated Financial Statements at December 31, 2006. On a comparable scope of operations, revenues would have increased by 12.4%.

During the quarter, the automobile market in Western Europe contracted by 1.1% with respect to the first quarter of 2006. This performance was impacted by the sharp contraction in German demand (-10.0%), connected with accelerated purchasing of automobiles in the closing months of 2006 before the German VAT rate increased at the beginning of 2007, and by the decreases reported in France (-1.4%) and Spain (-0.7%). Among leading European countries increases were recorded in Italy (+4.1%) and Great Britain (+2.9%).

Outside Western Europe, the Polish automobile market increased by 24.5%; in Brazil, the positive economic trend led to a 17.4% increase in car demand with respect to the first quarter of 2006.

The light commercial vehicles market in Western Europe rose by 3.9% with respect to the first three months of 2006, with increases in all the main countries.

In the first quarter of 2007, Fiat Group Automobiles delivered a total of approximately 541,200 units, an increase of 11.6% over the first quarter of 2006, when results had significantly benefited from the launch of the Grande Punto. A total of approximately 355,600 units were delivered in Western Europe, 6.7% more than in the corresponding period of 2006. The performance of the Sector’s models was outstanding: Fiat Panda was the best-selling car in Europe in the A segment and the Punto was one of the most requested cars of its segment. After its launch at the end of January, Fiat Bravo, the Sector’s new model in the all-important European medium segment, has only just begun contributing to sales. Orders for the Fiat Bravo, which went on sale in Italy in February and in March in France, topped 29,000 units, with 11,000 units sold in the quarter.

As for sales performance by country, deliveries remained at high levels, in certain cases in sharp contrast with market weakness. Sales rose by 8.2% in Italy, 19.4% in Spain, 13.4% in France and 8.3% in Great Britain. Germany represented the sole exception, where the 3.9% sales decrease was relatively modest in the face of extremely negative demand. The market shares of Fiat Group Automobiles continued to grow, reaching 31.8% in Italy, +1.2 percentage points with respect to the same quarter of 2006, and 8.5% in Western Europe, +0.5 percentage points.

The Sector’s performance in Brazil continued to be excellent: deliveries increased 25.1% with respect to the first three months of 2006, an improvement that outpaced the favourable trend of demand, and the automobile market share grew by 1.1 percentage points to 24.8%. Deliveries in Poland rose by 1.4%, and the market share rose by 0.6 percentage points to 10.9%.

In regard to light commercial vehicles, a total of 94,100 units were delivered, for an increase of 28.5% over the first quarter of 2006, due to the good performance of the New Ducato and the New Doblò. In Western Europe, deliveries totalled 59,400 units, an increase of 21.3% over the same period a year ago. Market share of light commercial vehicles stood stable at 42% in Italy and at 10.6% (+0.6 percentage points) in Western Europe.

Fiat Group Automobiles had a trading profit of 192 million euros in the first quarter of 2007, a significant improvement from the 57 million euros reported in the first quarter of 2006. The increase is mainly attributable to higher volumes, a more favourable product mix following the introduction of new models and more efficient absorption of fixed production costs, net of higher advertising costs for the introduction of new models and increased R&D activities, which reflect recent capital expenditures aimed at the renewal of the product range. Trading profit of the period was also favourably impacted for approximately 40 million euros by a non recurring gain, net of non recurring expenses.

Maserati
Maserati posted revenues of 167 million euros in the first quarter of 2007, up 38% over the corresponding period of 2006. The sharp increase was mainly attributable to the excellent performance of the new Quattroporte Automatica which is enjoying success in the various markets where Maserati operates.

During the quarter, Maserati delivered 1,841 cars to the dealer network, a 38.2% increase from the 1,332 units delivered in the same quarter of 2006.

In the first quarter of 2007, Maserati had a trading loss of 1 million euros, a sharp improvement from the 19 million euro trading loss recorded in the same quarter of 2006, attributable to higher volumes and major cost efficiency gains.

The new Maserati Granturismo was presented in March at the Geneva Motor Show, while its sale is envisaged for the third quarter of 2007.

Ferrari
Ferrari recorded revenues of 381 million euros in the first quarter of 2007, an increase of 20.2% from the first quarter of 2006 mainly due to sales of the 599 GTB Fiorano model and of the coupé, spider and challenge versions of the F430 model.

A total of 1,624 units were delivered to end customers, an increase of 19% over the first quarter of 2006.

Deliveries to the dealer network reached 1,596 units, 26.1% more than in the first quarter of 2006.

Ferrari closed the first quarter of 2007 with a trading profit of 31 million euros, an improvement of 20 million euros with respect to the trading profit of 11 million euros recorded in the corresponding period of 2006. This positive performance is mainly attributable to an increase in sales volumes and cost efficiency gains.

Agricultural and Construction Equipment

	1st Quarter
(in million of euros)	2007	2006
Net revenues	2,691	2,652
% change	1.5
Trading profit	189	137
Change	52
Trading margin (%)	7.0	5.2

In the first quarter of 2007, CNH-Case New Holland had revenues of 2,691 million euros. The change (+1.5%) over the first quarter of 2006 was negatively influenced by the translation impact of the dollar/euro exchange rate: in US dollar terms, revenues increased by 10.6%. The much better mix, due to an increase in sales of higher horsepower tractors and combines, and improved pricing in both the agricultural and construction equipment segments more than offset the effect of lower volumes.

The global market for agricultural equipment decreased by approximately 4% over the first quarter of 2006. Demand rose by 1% in North America due to higher sales of both tractors and combine harvesters. In Latin America, the market increased significantly, in both combine harvesters and tractors. In Western Europe, the market increased for tractors while it was down for combine harvesters. In the Rest of the World countries, the market contracted overall, notwithstanding strong demand for combine harvesters. With regard to CNH-Case New Holland deliveries to its dealer network, in the first quarter of 2007 tractor volumes decreased by 7% with respect to the first three months of 2006 although volumes in the 40+ horsepower range (which represent the core segment for CNH) were down only 2.6%. The reduction is attributable to the combined effect of destocking efforts and a shift in commercial emphasis towards higher horsepower equipment. Both the Case IH and the New Holland brands increased their market shares, with gains both in North America and Europe. Deliveries of combine harvesters to the network (increase of 10%) reflected the good performance in demand in Latin America and Rest of the World countries, more than offsetting declines in North America and Western Europe. Also in combines, Case IH and New Holland continued to gain market share in North America, Europe and Latin America.

In the first quarter of 2007, the global construction equipment market grew by 10% with respect to the first quarter of 2006. Demand for both heavy and light equipment grew significantly in all the main geographic regions except North America where it declined by 14%. In the first quarter of 2007, CNH-Case New Holland deliveries to the network were essentially flat over the first quarter of 2006. Sector products performed well in all markets except North America, where sales volumes decreased due to the decline in demand.

CNH-Case New Holland closed the first quarter of 2007 with a trading profit of 189 million euros, an increase of 52 million euros from the 137 million euros reported in the first quarter of 2006. The increase in volume/mix and prices in both segments and production cost efficiency gains amply compensated for higher costs connected with product quality improvements and brand enhancement initiatives.

Trucks and Commercial Vehicles

	1st Quarter
(in million of euros)	2007	2006
Net revenues	2,487	2,071
% change	20.1
Trading profit	150	70
Change	80
Trading margin (%)	6.0	3.4

In the first quarter of 2007, Iveco revenues totalled 2,487 million euros, a sharp increase (+20.1%) from the same period in 2006, as a result of higher sales volumes and better pricing.

Western European demand for commercial vehicles (curb weight > 2.8 tons) increased overall by 6.9% compared with the first quarter of 2006. The light vehicles segment recorded an 8.8% increase, followed by the good performance of heavy vehicles (+5.1%), while the medium segment market posted a 7.9% decline. Demand rose in all the principal European countries, with the exception of the British market which contracted by 5.7%. The most significant increase was recorded in Spain (+23.7%), followed by improvements in Germany (+9.0%), France (+7.9%) and Italy (+6.2%). Demand for buses in the five most important Western European markets fell by 3% with respect to the first quarter of 2006.

Iveco delivered a total of 47,900 vehicles in the first three months of 2007, 3,200 of which sold with buy back commitments, posting an increase of 14.2% over the corresponding period of 2006. In Western Europe, a total of 35,700 vehicles were delivered for a 9.8% improvement. Taking advantage of the positive market performance, the Sector recorded significant improvements in the principal European countries, with increases in France (+17.5%) and Germany (+16.3%) thanks to higher sales of light and heavy vehicles, in Spain (+14%) as a result of increases in all segments, and in Italy (+10.8) mainly due to light vehicles. The only decline was reported in Great Britain where volumes were negatively influenced by market weakness. As regards the main geographic areas outside Western Europe where the Sector operates, sales volumes increased significantly in Eastern Europe (+59%) and Latin America (+42%).

Iveco’s market share in Western Europe stood at 10.3% (+0.1 percentage points), virtually in line with the first quarter of 2006. Market shares of the light vehicles and heavy vehicles grew with respect to the same quarter of the previous year, while demand for medium vehicle declined. At the country level, market penetration decreased in Italy and Germany, against slight increases posted in Spain, Great Britain and France.

In the first quarter of 2007, Iveco had a trading profit of 150 million euros, a sharp improvement (+80 million euros) with respect to the 70 million euros recorded in the first quarter of 2006. The change is mainly attributable to the strong increase in sales volumes and better pricing resulting from the improvement in product value positioning with customers and good performance of heavy vehicles.

In March, Iveco launched the new Stralis, the latest evolution of its heavy-range on-road vehicles.

Components and Production Systems

Net revenues
	1st Quarter
(in million of euros)	2007	2006	% change
Fiat Powertrain Technologies	1,708	1,578	8.2
Components (Magneti Marelli)	1,228	1,196	2.7
Metallurgical Products (Teksid)	212	260	-18.5
Production Systems (Comau)	229	306	-25.2
Eliminations	(133)	(136)	-
Total	3,244	3,204	1.2

Trading profit
	1st Quarter
(in million of euros)	2007	2006	Change
Fiat Powertrain Technologies	44	34	10
Components (Magneti Marelli)	45	42	3
Metallurgical Products (Teksid)	20	12	8
Production Systems (Comau)	(26)	(6)	-20
Total	83	82	1
Trading margin (%)	2.6	2.6

Fiat Powertrain Technologies
Fiat Powertrain Technologies had revenues of 1,708 million euros in the first quarter of 2007, for an increase of 8.2% over the same period in 2006. The automotive powertrain activities (Passenger and Commercial Vehicles product line) and the powertrain activities for commercial vehicles, industrial applications in agricultural and construction equipment and marine engines (Industrial and Marine product line) contributed to this result. Most of Sector output was sold to other Group Sectors, while sales to third parties and joint ventures represented 27% of revenues in the first quarter of 2007.

In the first quarter of 2007, the Passenger and Commercial Vehicles product line had revenues of 935 million euros (+5.6%), with 74% of production being earmarked for Group Sectors. During the quarter, the Sector sold a total of 634,000 engines (+4.5%), and 501,000 transmissions (+15.5%).

The Industrial and Marine product line had revenues of 768 million euros in the first quarter of 2007, up 10.8% from the first quarter of 2006, mainly due to sales to the Fiat Group. A total of 125,000 engines were sold (+5.9%), principally to Iveco (45%), CNH (17%) and Sevel, joint venture for the production of light commercial vehicles (28%). In addition, 32,000 transmissions (-13.3%) and 77,000 axles (+15.4%) were sold.

The Sector had a trading profit of 44 million euros, against 34 million euros in the first quarter of 2006. The increase stemmed from higher sales volumes and significant purchasing and manufacturing efficiencies.

Magneti Marelli
In the first quarter of 2007, Magneti Marelli recorded revenues of 1,228 million euros, up 2.7% over the first three months of 2006. Excluding the impact of the sale to Fiat Group Automobiles of the manufacturing and assembly activities of suspension systems earmarked for Fiat models, which occurred in the second quarter of 2006, the increase in revenues amounted to 7.4%, due to higher sales of Fiat models, the positive trend of the Brazilian market and an increase in the sale of new applications in the Nafta area.

As regards business units, Lighting revenues increased, in particular in the Nafta area and to third party sales in Germany, with an increased incidence of high-tech products. Suspension Systems benefited from the positive performance of Fiat volumes and the launch of new products earmarked for third party customers in Poland. The rise in the revenues generated by Exhaust Systems was fuelled by sales to Fiat in Europe and in Brazil and was also due to the increased use of catalysers for diesel engines. Engine Control revenues were stable, as were those of Electronic Systems, although revenues with German customers rose, with a less positive mix in sales to French customers.

Magneti Marelli had a trading profit of 45 million euros in the first quarter of 2007. The 3 million euro increase over the first quarter of 2006 is mainly attributable to the positive impact of sales volumes and the streamlining of the cost structure, which offset competitive price pressures and higher raw material prices.

Teksid
The sale of Teksid’s interest in Meridian Technologies Inc., the company which comprised Teksid’s Magnesium activities, to a consortium of investors headed by the Swiss holding company Estatia AG was finalised at the beginning of March 2007, after having received the approval by competent authorities. From that date, these activities where therefore deconsolidated.

In the first quarter of 2007 the Sector had revenues of 212 million euros, down 18.5% from the 260 million euros recorded in the first three months of 2006. Excluding the effect of the abovementioned sale, revenues would have decreased by approximately 10% due to lower sales volumes in North America.

Teksid closed the first quarter of 2007 with a trading profit of 20 million euros, with respect to a 12 million euro trading profit recorded in the first quarter of 2006. On a comparable scope of operations, and therefore excluding the 3 million euro trading profit posted by the Magnesium Business Unit in March 2006, the improvement would have amounted to 11 million euros, largely attributable to efficiency gains.

Comau
Comau had revenues of 229 million euros in the first quarter of 2007, down 25.2% from the first quarter of 2006. The decrease is due to the Body-welding operations in Europe and Powertrain operations in North America, which started the year with a low order backlog. Revenues were also negatively impacted by foreign currency translation differences.

Order intake for the period totalled 398 million euros, substantially in line with the first quarter of 2006.

The order backlog at the end of the quarter totalled 648 million euros, up 12% from December 31, 2006.

In the first quarter of 2007, Comau had a trading loss of 26 million euros, as against a 6 million euro trading loss recorded in the first quarter of 2006. The higher loss is mainly attributable to the negative performance of Body-welding operations in Europe.

Starting from the second half of 2006, Comau has undergone an intense reshaping and restructuring process. Benefits associated with these efforts will be fully visible in 2008.

Other Businesses

Net revenues
	1st Quarter
(in million of euros)	2007	2006	% change
Publishing and Communications (Itedi)	100	94	6.4
Holding companies and Other companies	233	264	-11.7
Total	333	358	-7.0

Trading profit
	1st Quarter
(in million of euros)	2007	2006	Change
Publishing and Communications (Itedi)	-	-	-
Holding companies and Other companies	(49)	(15)	-34
Total	(49)	(15)	-34

Itedi
Itedi had revenues of 100 million euros in the first quarter of 2007, up 6.4% from the same period of 2006. Higher revenues from additional items at Editrice La Stampa and higher advertising revenues at Publikompass contributed to this increase.

The Sector closed the quarter with a trading profit substantially at break even, in line with the first quarter of 2006. Higher marketing costs, connected with the additional items, and the termination of government subsidies on paper costs were offset by better revenue performance and cost containment measures.

Holding companies and Other companies
In the first quarter of 2007, Holding companies and Other companies had revenues of 233 million euros; the decrease of 11.7% from the corresponding quarter of 2006 is mainly connected to the sale of Ingest Facility (active in the facility management field) in the first quarter of 2007.

Holding companies and Other companies had a trading loss of 49 million euros in the first three months of 2007 against a trading loss of 15 million euros in the first quarter of 2006 (including 4 million euro trading profit of the Services Sector). The worsening is attributable for 8 million euros to lower volumes of activity for the “Treno Alta Velocità” (TAV) contract (in the first quarter of 2006 there had still been significant income from the Turin-Novara line, which was completed in that period) and for 5 million euros to changes in the scope of consolidation due to the sale of B.U.C. - Banca Unione di Credito in the third quarter of 2006. In addition to these effects a nominal cost of 18 million euros was recognised, as required by International Financial Reporting Standards, relating to the stock option plan based on Fiat shares approved by the Board of Directors at the end of 2006 and subject to approval by the Stockholders Meeting which was given in April 2007.

Consolidated Statement of Cash Flows
The consolidated statement of cash flows is presented as a component of the Interim Consolidated Financial Statements. A condensed version thereof as well as comments are provided below.
(in millions of euros)			1st Quarter 2007	1st Quarter 2006
A)	Cash and cash equivalents at beginning of period as reported		7,736	6,417
	Cash and cash equivalents included as Assets held for sale		5	-
B)	Cash and cash equivalents at beginning of period		7,741	6,417
C)	Cash flows from (used in) operating activities during the period		712	608
D)	Cash flows from (used in) investment activities		(652)	(3)
E)	Cash flows from (used in) financing activities	(a)	(530)	1,374
	Translation exchange differences		3	(30)
F)	Total change in cash and cash equivalents		(467)	1,949
G)	Cash and cash equivalents at end of period		7,274	8,366
	of which: cash and cash equivalents included as Assets held for sale		2	-
H)	Cash and cash equivalents at end of period as reported		7,272	8,366
(a)
In the first quarter of 2006, cash flows generated by financing activities mainly referred to the 1 billion euro Fiat bond issue (through its subsidiary Fiat Finance & Trade S.A.) and the US$ 500 million CNH-Case New Holland bond issue (through its subsidiary Case New Holland Inc.).

In the first quarter of 2007, cash flows from operating activities totalled 712 million euros.

Income cash flow, that is net income plus amortisation and depreciation, dividends, changes in provisions and items relating to sales with buy-back commitments, net of “Gains/losses and other non-cash items”, amounted to 733 million euros. Working capital was substantially stable and, when calculated on a comparable consolidation and exchange rate basis, it increased by 33 million euros.

Cash flows used in investment activities totalled 652 million euros. Net of the increase in securities held as current assets (62 million euros), which mainly represent a temporary investment of funds, investment activities used a total of 590 million euros.

Investments in tangible assets (including investments in vehicles for long-term renting operations for 51 million euros) and intangible assets (including capitalised development costs for 169 million euros) totalled 589 million euros.
In the first quarter of 2007 proceeds from the sale of non-current assets totalled 226 million euros and relate mostly to the sales of Meridian Technologies Inc. (Metallurgical Products Sector) and Ingest Facility (included in the Services Sector until the end of 2006), as well as the receipt of extended term payments as part of the sale of 51% of FAFS which took place at the end of 2006.

The increase in receivables from financing activities (165 million euros) is mainly attributable to growth in financing extended by the financial services companies of CNH-Case New Holland, partly offset by the decrease in financing activities of the financial services companies of Fiat Group Automobiles that were not conveyed to Fiat Auto Financial Services at the end of 2006 and by the decrease in other financial receivables.

Cash flows used in financing activities totalled 530 million euros mainly due to the reduction in bank loans and lower asset-backed financing.

Balance Sheet of the Group at March 31, 2007
At March 31, 2007 total assets amounted to 58,662 million euros, an increase of 359 million euros from 58,303 million euros at December 31, 2006.
At the end of the period, Total Assets included assets reclassified under “Assets held for sale” for 177 million euros, mainly relating to the Production Systems Sector and Fiat Group Automobiles, for activities destined to be conveyed to the joint venture with Tata Motors in India.
In the first three months of 2007, non-current assets decreased by 150 million euros. In particular there was a decrease in Property, plant and equipment (-154 million euros), caused principally by the negative balance of investments, depreciation and disposals (mainly vehicles sold by Iveco with buy-back commitments) and the reclassification under Assets held for sale of the assets held by the Production Systems Sector, which was only partially offset by the increase in Leased assets (+20 million euros).
At March 31, 2007 receivables from financing activities totalled 11,898 million euros, an increase of 155 million euros from December 31, 2006. Net of the negative foreign exchange impact and of writedowns carried out, the increase amounted to 165 million euros.
Working capital, net of the items connected with the sales of vehicles with buy-back commitments, is negative by 946 million euros, 108 million euros less than at the beginning of the fiscal year, when working capital was negative by 838 million euros.
If working capital is restated to include the items relating to Assets and Liabilities held for sale, the decrease would have amounted to 127 million euros.

(in million of euros)		At 03.31.2007	At 12.31.2006	Change
Net inventories	(1)	8,051	7,553	498
Trade receivables		5,043	4,944	99
Trade payables		(13,051)	(12,603)	-448
Other receivables/(payables), accruals and deferrals	(2)	(989)	(732)	-257
Working capital		(946)	(838)	-108
(1)	Inventories are shown net of the value of vehicles sold with buy-back commitments by Fiat Group Automobiles.
(2)
Other payables included in the balance of Other receivables/ (payables), accruals and deferrals exclude amounts due to customers corresponding to the buy-back price due upon expiration of the related contracts and the amount of the fees paid in advance by customers for vehicles sold with buy-back commitments, which is equal to the difference at the date of signing the contract between the sales price and the buy-back price and which is allocated over the term of the entire agreement.

In the first quarter of 2007, the increase in net inventories (498 million euros, or 509 million euros if the inventories recognised under Liabilities held for sale are included) is attributable to the seasonal growth at CNH-Case New Holland and Iveco. Trade receivables increased by 99 million euros.

At March 31, 2007, trade receivables, other receivables, and receivables from financing activities falling due after that date that had been sold without recourse (in compliance with IAS 39 de-recognition requirements) totalled 6,071 million euros (5,697 million euros at December 31, 2006). This amount includes receivables, mainly from the sales network, sold to jointly-controlled financial services companies (FAFS) for 3,512 million euros (3,400 million euros at December 31, 2006) and associated financial services companies (Iveco Financial Services, controlled by Barclays) for 798 million euros (661 million euros at December 31, 2006).

The increase in net inventories and trade receivables (616 million euros, if trade receivable recognised among Assets held for sale are included) was more than offset by the rise in trade payables, which increased by 448 million euros in the first quarter of 2007 (465 million euros if trade payables recognised among Liabilities held for sale are included) mainly as a result of high activity levels and the rise in the liability balance of Other receivables/(payables), accruals and deferrals (257 million euros, or 278 million euros if items recognised among Assets/Liabilities held for sale are included) which is mainly attributable to the change in receivables from/payables to tax authorities as well as receipt of extended term payments as part of the sale of 51% of FAFS.

At March 31, 2007 consolidated net debt (including net debt reclassified among Assets/Liabilities held for sale) amounted to 11,622 million euros, 214 million euros less than the 11,836 million euros at December 31, 2006.

(in millions of euros)	At 03.31.2007	At 12.31.2006
Debt	(19,622)	(20,188)
- Asset-backed financing	(8,081)	(8,344)
- Other debt	(11,541)	(11,844)
Debt included among Liabilities held for sale	(32)	(33)
Current financial receivables from jointly controlled financial services entities (a)	96	143
Financial payables net of intersegment balances and current financial receivables from jointly controlled financial entities	(19,558)	(20,078)
Other financial assets (b)	472	382
Other financial liabilities (b)	(98)	(105)
Current securities	288	224
Cash and cash equivalents	7,272	7,736
Cash and cash equivalents included among Assets held for sale	2	5
Net debt	(11,622)	(11,836)
- Industrial Activities	(1,277)	(1,773)
- Financial Services	(10,345)	(10,063)
(a) This item includes current financial receivables from the joint venture Fiat Auto Financial Services (FAFS).
(b) This item includes the asset and liability fair values of derivative financial instruments.

At March 31, 2007, debt decreased by 566 million euros. Net of the change in foreign exchange rates, which impacted debt reduction by 21 million euros, the decrease is partly attributable to lower asset-backed financing (199 million euros) and partly to lower bank loans and other debt (approximately 325 million euros). Repayment of bonds during the period totalled 21 million euros.

The cash position (cash, cash equivalents and current securities including those reclassified to Assets held for sale, for 2 million euros) totalled 7,562 million euros at March 31, 2007, a decrease of 403 million euros with respect to the 7,965 million euros at December 31, 2006.

At March 31, 2007 cash and cash equivalents included approximately 919 million euros (627 million euros at December 31, 2006), specifically allocated to service the debt for securitization structures, mainly recognised under “Asset-backed financing.”

Group employees
The Group had 174,602 employees at March 31, 2007, 2,590 more than the 172,012 employees at December 31, 2006. Changes in the scope of operations (sale of Teksid’s Magnesium operations and Ingest Facility) entailed a staff decrease of approximately 1,400 employees. Staff increases during the quarter mainly referred to blue-collar workers that were hired in connection with higher production volumes.

Industrial Activities and Financial Services Activities:
performance in the first quarter of 2007
The following analyses of the consolidated income statement, balance sheet and statement of cash flows present separately the consolidated data of the Group's Industrial Activities and Financial Services activities. The latter include the retail financing, leasing, and rental companies of CNH-Case New Holland, Iveco and Fiat Group Automobiles. Starting from the end of 2006, the latter Company no longer consolidates on a line by line basis the activities that were transferred to the joint venture Fiat Auto Financial Services (FAFS), established at the end of December 2006 with Crédit Agricole, which is accounted for using the equity method. Starting from the end of 2006, financial services activities are performed by Ferrari as well.

Certain of the Iveco financial services companies also carry out their business through commercial intermediation activites: in order to present the contribution made by Financial Services activities to the Group’s performance more clearly, it has been decided to exclude this commercial intermediation activity from the presentation of their revenues and cost of sales from January 1, 2007. As a result of this, the figures for the first quarter of 2006 have been reclassified, leading to a reduction in the revenues and the cost of sales of the Financial Services Activities of the same amount, with no effect on the trading profit of these activities, or on the income statement of Industrial Activities or that of the Group as a whole.

Principles of analysis
The separation between Industrial Activities and Financial Services activities is made by preparing specific sub- consolidated financial statements on the basis of the normal business performed by each Group company.
The investments held by companies belonging to one activity segment in companies included in another segment are accounted for using the equity method.
To avoid a misleading presentation of net result, the effect of this accounting is classified in the income statement item “Result from intersegment investments”.
The Holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A. and Fiat Netherlands Holding N.V.) are classified under Industrial Activities.
The sub-consolidated financial statements of Industrial Activities also include companies that operate centralised cash management activities, i.e. those which raise financial resources on the market and finance Group companies without providing financial services support to third parties.

Operating Performance by Activity Segment
	1st Quarter 2007			1st Quarter 2006
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	13,676	13,431	328	12,556	12,204	533
Cost of sales	11,479	11,352	210	10,649	10,433	397
Selling, general and administrative costs	1,255	1,215	40	1,213	1,144	69
Research and developments costs	374	374	-	330	330	-
Other income (expenses)	27	29	(2)	(41)	(42)	1
Trading profit	595	519	76	323	255	68
Gains (losses) on the disposal of investments	44	44	-	2	2	-
Restructuring costs	15	15	-	3	3	-
Other unusual income (expenses)	(29)	(29)	-	1	1	-
Operating result	595	519	76	323	255	68
Financial income (expenses)	(57)	(57)	-	(135)	(135)	-
Result from investments (*)	36	20	16	44	31	13
Result before taxes	574	482	92	232	151	81
Income taxes	198	172	26	81	54	27
Net result	376	310	66	151	97	54
Result from intersegment investments	-	66	-	-	55	-
Net result	376	376	66	151	152	54
(*) This item includes investment income as well as writedowns and upward adjustments in non-intersegment investments accounted for using the equity method.

Industrial Activities
In the first quarter of 2007, net revenues of Industrial Activities totalled 13,431 million euros, an increase of 10% from the corresponding period of the previous year. This change is mainly attributable to significant growth in volumes at Fiat Group Automobiles and Iveco. Slight increases were reported by CNH-Case New Holland, notwithstanding the negative impact of exchange rates (approximately +10% in US dollars), and the Components and Production Systems businesses, where revenues increased at Fiat Powertrain Technologies and Magneti Marelli while they decreased at Teksid, partly due to the sale of the Magnesium operations at the beginning of March 2007, and at Comau.

In the first quarter of 2007, trading profit of Industrial Activities totalled 519 million euros, double the 255 million euros reported in the first quarter of 2006: the sharp improvement is largely attributable to the Automobiles businesses, to Iveco and to CNH-Case New Holland.

In the first three months of 2007 Industrial Activities had an operating income of 519 million euros, with respect to 255 million euros in the first quarter of 2006. The 264 million euro increase reflects higher trading profit.

Financial Services
In the first quarter of 2007, Financial Services reported net revenues of 328 million euros, a decrease of 38.5% from the corresponding period of 2006 due to changes in the scope of operations (sale of Banca Unione di Credito - BUC in August 2006 and establishment of FAFS at the end of December 2006).

	1st Quarter
(in millions of euros)	2007	2006	% change
Fiat Group Automobiles	33	239	-86.2
Ferrari	1	-	n.s.
Agricultural and Construction Equipment (CNH-Case New Holland)	267	249	7.2
Trucks and Commercial Vehicles (Iveco)	27	26	3.8
Holding companies and Other companies (1)	-	19	n.s.
Total	328	533	-38.5
(1) These amounts refer to the banking activities performed by B.U.C. - Banca Unione di Credito sold in August 2006.

In the first three months of 2007, Financial Services of Fiat Group Automobiles had revenues of 33 million euros against 239 million euros in the corresponding period of 2006. The figure for 2006 included 199 million euros related to the companies conveyed to FAFS. On a comparable scope of operations revenues decreased by 17.5% due to lower activity levels in supplier financing.

The Financial Services of the Agricultural and Construction Equipment Sector had revenues of 267 million euros for an increase of 7.2% due to growth in the managed portfolio.

Iveco’s Financial Services reported revenues of 27 million euros, an increase of 3.8% from the same period of 2006.

Trading profit totalled 76 million euros in the first quarter of 2007, up 8 million euros from the first quarter of 2006.

		1st Quarter
(in millions of euros)		2007	2006	Change
Fiat Group Automobiles		9	9	-
Ferrari		(1)	-	-1
Agricultural and Construction Equipment (CNH-Case New Holland)		66	55	11
Trucks and Commercial Vehicles (Iveco)		2	(1)	3
Holding companies and Other companies	(1)	-	5	-5
Total		76	68	8
(1) These amounts refer to the banking activities performed by B.U.C. - Banca Unione di Credito sold in August 2006.

The Financial Services of Fiat Group Automobiles reported trading profit of 9 million euros in the first quarter of 2007, in line with the same period of last year. The decrease arising from the change in the scope of consolidation was offset by the favourable effects resulting from the use of the liquidity generated by the FAFS operation and efficiencies on governance costs.

The trading profit of the Financial Services of CNH-Case New Holland grew to 66 million euros from 55 million euros in the first quarter of 2006 as a result of higher activity levels.

In the first three months of 2007, the trading profit of Iveco’s Financial Services totalled 2 million euros, against a trading loss of 1 million euros in the first three months of 2006. The improvement is mainly due to the effects of the reorganisation of renting activities.

Balance Sheet by Activity Segment
	At 03.31.2007			At 12.31.2006
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets	6,417	6,320	97	6,421	6,325	96
- Goodwill	2,831	2,738	93	2,850	2,756	94
- Other intangible assets	3,586	3,582	4	3,571	3,569	2
Property, plant and equipment	10,386	10,376	10	10,540	10,528	12
Investment property	11	11	-	19	19	-
Investments and other financial assets	2,287	3,880	876	2,280	3,886	867
Leased assets	267	7	260	247	7	240
Defined benefit plan assets	11	11	-	11	11	-
Deferred tax assets	1,849	1,701	148	1,860	1,710	150
Total Non-current Assets	21,228	22,306	1,391	21,378	22,486	1,365
Inventories	9,076	9,004	72	8,447	8,390	57
Trade receivables	5,043	5,168	222	4,944	5,068	178
Receivables from financing activities	11,898	3,528	12,167	11,743	2,891	11,977
Other receivables	2,883	2,836	75	2,839	2,806	58
Accrued income and prepaid expenses	290	269	21	247	226	21
Current financial assets	795	632	163	637	531	106
- Current investments	35	35	-	31	31	-
- Current securities	288	135	153	224	134	90
- Other financial assets	472	462	10	382	366	16
Cash and cash equivalents	7,272	5,965	1,307	7,736	6,706	1,030
Total Current Assets	37,257	27,402	14,027	36,593	26,618	13,427
Assets held for sale	177	177	-	332	332	-
TOTAL ASSETS	58,662	49,885	15,418	58,303	49,436	14,792
Total assets adjusted for asset- backed financing transactions	50,581	49,165	8,053	49,959	48,504	7,313
Stockholders’ equity	10,341	10,341	2,392	10,036	10,036	2,395
Provisions	8,490	8,371	119	8,611	8,471	140
- Employee benefits	3,686	3,675	11	3,761	3,750	11
- Other provisions	4,804	4,696	108	4,850	4,721	129
Debt	19,622	11,070	12,425	20,188	11,555	11,836
- Asset-backed financing	8,081	720	7,650	8,344	932	7,479
- Other debt	11,541	10,350	4,775	11,844	10,623	4,357
Other financial liabilities	98	91	7	105	98	7
Trade payables	13,051	13,091	309	12,603	12,637	260
Other payables	5,628	5,550	105	5,019	4,963	89
Deferred tax liabilities	254	253	1	263	262	1
Accrued expenses and deferred income	1,073	1,013	60	1,169	1,105	64
Liabilities held for sale	105	105	-	309	309	-
TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	58,662	49,885	15,418	58,303	49,436	14,792
Total liabilities adjusted for asset- backed financing transactions	50,581	49,165	8,053	49,959	48,504	7,313

Net Debt by Activity Segment
		At 03.31.2007			At 12.31.2006
(in millions of euros)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt		(19,622)	(11,070)	(12,425)	(20,188)	(11,555)	(11,836)
- Asset-backed financing		(8,081)	(720)	(7,650)	(8,344)	(932)	(7,479)
- Other debt		(11,541)	(10,350)	(4,775)	(11,844)	(10,623)	(4,357)
Debt included among Liabilities held for sale		(32)	(32)	-	(33)	(33)	-
Current financial receivables from jointly controlled financial entities	(a)	96	96	-	143	143	-
Intersegment financial receivables		-	3,256	617	-	2.559	644
Financial payables net of intersegment balances and current financial receivables from jointly controlled financial entities		(19,558)	(7,750)	(11,808)	(20,078)	(8,886)	(11,192)
Other financial assets	(b)	472	462	10	382	366	16
Other financial liabilities	(b)	(98)	(91)	(7)	(105)	(98)	(7)
Current securities		288	135	153	224	134	90
Cash and cash equivalents		7,272	5,965	1,307	7,736	6,706	1,030
Cash and cash equivalents included among Assets held for sale		2	2	-	5	5	-
Net debt		(11,622)	(1,277)	(10,345)	(11,836)	(1,773)	(10,063)
(a)	This item includes current financial receivables due to Fiat Group companies by the FAFS Group.
(b)	This item includes the asset and liability fair values of derivative financial instruments.

“Debt” under Industrial Activities partly includes funds raised by the central cash management and transferred to financial services companies in support of their activity (represented under the item “Intersegment financial receivables”).
“Intersegment financial receivables” under Financial Services represent loans or advances to industrial companies, mainly relating to the sale of receivables by industrial to financial companies in transactions that do not comply with the requirements set out in IAS 39 for the recognition of those sales, as well as any temporary cash deposited with the central cash management.
At March 31, 2007, “Cash and cash equivalents” include 919 million euros (627 million euros at December 31, 2006) mainly relating to financial services companies, allocated to service the debt for securitisation structures and classified as “Asset-backed financing”.
At March 31, 2007, net debt of the financial services companies showed an increase of 282 million euros compared to net debt at December 31, 2006 mainly due to growth in the investment portfolio totalling 243 million euros and investments for the period (mainly in vehicles that had been leased out under operating leases) for 51 million euros.

Statement of Changes in Net Industrial Debt
(in millions of euros)	1st Quarter 2007	1st Quarter 2006
Net industrial debt at beginning of period	(1,773)	(3,219)
- Net result	376	152
- Amortisation and depreciation (net of vehicles sold under buy-back commitments)	653	675
- Change in provisions for risks and charges and other changes	(283)	(166)
Cash flows from (used in) operating activities during the period, net of change in working capital	746	661
- Change in working capital	(13)	(150)
Cash flows from (used in) operating activities during the period	733	511
- Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments)	(538)	(465)
Cash flows from (used in) operating activities during the period, net of capital expenditures	195	46
- Net change in receivables from financing activities	78	143
- Change in the scope of consolidation and other changes	227	147
Net cash flows from (used in) industrial activities excluding capital contributions and dividends paid	500	336
- Capital increases and dividends	(11)	(2)
- Translation exchange differences	7	(41)
Change in net industrial debt	496	293
Net industrial debt at end of period	(1,277)	(2,926)

During the first quarter of 2007, net industrial debt decreased by 496 million euros.

Cash flow generated by operating activities during the period was positive by 733 million euros, and more than offset industrial capital expenditures totalling 538 million euros in the first three months of 2007.

The item Change in the scope of consolidation and other changes includes in particular the proceeds from the sale of Ingest Facility, Meridian Technologies and receipt of extended term payments as part of the sale of 51% of FAFS which took place at the end of 2006.

Statement of Cash Flows by Activity Segment
				1st Quarter 2007			1st Quarter 2006
(in millions of euros)				Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	Cash and cash equivalents at beginning of period as reported in the financial statements			7,736	6,706	1,030	6,417	5,517	900
	Cash and cash equivalents included as Assets held for sale			5	5	-	-	-	-
B)	Cash and cash equivalents at beginning of the fiscal year			7,741	6,711	1,030	6,417	5,517	900
C)	Cash flows from (used in) operating activities during the period:
	Net result for the year			376	376	66	151	152	54
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)			668	653	15	754	675	79
	(Gains)/losses and other non-cash items			(220)	(284)	(2)	(30)	(112)	27
	Dividends received			12	79	-	12	38	-
	Change in provisions			(137)	(114)	(23)	(18)	(23)	5
	Change in deferred income taxes			5	1	4	(22)	(21)	(1)
	Change in items due to buy-back commitments		(a)	41	35	6	(64)	(48)	(20)
	Change in working capital			(33)	(13)	(20)	(175)	(150)	(15)
	Total			712	733	46	608	511	129
D)	Cash flows from (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(589)	(538)	(51)	(632)	(465)	(167)
	-	Investments		(31)	(35)	-	(3)	(3)	-
	Proceeds from the sale of non-current assets			226	213	13	131	48	83
	Net change in receivables from financing activities			(165)	78	(243)	368	143	225
	Change in current securities			(62)	(2)	(60)	89	65	24
	Other changes			(31)	(754)	721	44	159	(121)
	Total			(652)	(1,038)	380	(3)	(53)	44
E)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(b)	(519)	(434)	(85)	1,376	1,054	322
	Increase in capital stock			-	-	4	-	-	-
	(Purchase) Disposal of treasury stock			4	4	-	-	-	-
	Dividends paid			(15)	(15)	(67)	(2)	(2)	(26)
	Total			(530)	(445)	(148)	1,374	1,052	296
	Translation exchange differences			3	6	(1)	(30)	(25)	(5)
F)	Total change in cash and cash equivalents			(467)	(744)	277	1,949	1,485	464
G)	Cash and cash equivalents at end of period			7,274	5,967	1,307	8,366	7,002	1,364
	of which: cash and cash equivalents included among Assets held for sale			2	2	-	-	-	-
H)	Cash and cash equivalents at end of period as reported in the financial statements			7,272	5,965	1,307	8,366	7,002	1,364
(a)
The cash flows for the two periods generated by the sale of vehicles under buy-back commitments, net of the amount already included in the result, are included in operating activities for the period in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in “Property, plant and equipment”.

(b)
In the first quarter of 2006, the item “Net change in financial payables and other financial assets/liabilities” mainly referred to the 1 billion euro Fiat bond issue (through its subsidiary Fiat Finance & Trade S.A.) and the US$ 500 million CNH-Case New Holland bond issue (through its subsidiary Case New Holland Inc.).

Industrial Activities
In the first quarter of 2007 Industrial Activities absorbed cash and cash equivalents totalling 744 million euros and in particular:
▪ operating activities generated 733 million euros: income cash flow (net income plus amortisation and depreciation), net of Gains/losses and other non-cash items and including changes in provisions, deferred taxes and items relating to the management of sales with buy-back commitments, was positive by 667 million euros, to which dividends for 79 million euros should be added. Working capital was substantially stable and, on a comparable scope of consolidation and at the same exchange rates, it increased by 13 million euros;
▪ investment activities absorbed a total of 1,038 million euros.
The liquidity generated by the sale of non-current assets for 213 million euros (mainly the sale of Meridian Technologies, Ingest Facility and receipt of extended term payments as part of the sale of 51% of FAFS which took place at the end of 2006) and the collection of net financial receivables for 78 million euros, only partly offset funding requirements for period investments and those generated by the increase in net financial receivables from the Group’s Financial Services companies (included among other changes).
▪ financing activities absorbed 445 million euros in liquidity, mainly as a result of the redemption of bank loans and lower asset-backed financing.

Financial Services
The cash and cash equivalents of Financial Services at March 31, 2007 totalled 1,307 million euros, up 277 million euros from December 31, 2006.
The cash generated during the quarter derived from:
▪ operations during the year which generated 46 million euros in cash, principally in consequence of income cash flow (net income plus amortisation and depreciation);
▪ investment activities (including changes in financial receivables from/payables to Group industrial companies) which generated 380 million euros in cash. In particular, higher financing received from industrial companies in support of their activity (included under other changes), more than offset requirements connected with growth in the investment portfolio and investments (51 million euros mainly for vehicles that had been leased out under operating leases).
▪ financing activities which absorbed a total of 148 million euros, 85 million euros of which due to a net reduction in financial payables to third parties.

Fiat Group	Interim Consolidated Financial Statements and Notes at March 31, 2007

Consolidated Income Statement
(in millions of euros)	(Note)	1st Quarter 2007	1st Quarter 2006
Net revenues	(1)	13,676	12,556
Cost of sales	(2)	11,479	10,649
Selling, general and administrative costs	(3)	1,255	1,213
Research and development costs	(4)	374	330
Other income (expenses)	(5)	27	(41)
Trading profit		595	323
Gains (losses) on the disposal of investments	(6)	44	2
Restructuring costs	(7)	15	3
Other unusual income (expenses)	(8)	(29)	1
Operating result		595	323
Financial income (expenses)	(9)	(57)	(135)
Result from investments:	(10)	36	44
- Net result of investees accounted for using the equity method		28	27
- Other income (expenses) from investments		8	17
Result before taxes		574	232
Income taxes	(11)	198	81
Result from continuing operations		376	151
Result from discontinued operations		-	-
Net result		376	151

Attributable to:
Equity holders of the parent		358	138
Minority interests		18	13

(in euros)
Basic earnings per ordinary share	(12)	0.268	0.109
Basic earnings per preference share	(12)	0.310	0.109
Basic earnings per savings share	(12)	0.423	0.109
Diluted earnings per ordinary share	(12)	0.267	0.109
Diluted earnings per preference share	(12)	0.310	0.109
Diluted earnings per savings share	(12)	0.422	0.109

Consolidated Balance Sheet
(in millions of euros)	(Note)	At March 31, 2007	At December 31, 2006
ASSETS
Intangible assets	(13)	6,417	6,421
Property, plant and equipment	(14)	10,386	10,540
Investment property		11	19
Investments and other financial assets	(15)	2,287	2,280
Leased assets	(16)	267	247
Defined benefit plan assets		11	11
Deferred tax assets	(11)	1,849	1,860
Total Non-current assets		21,228	21,378
Inventories	(17)	9,076	8,447
Trade receivables	(18)	5,043	4,944
Receivables from financing activities	(18)	11,898	11,743
Other receivables	(18)	2,883	2,839
Accrued income and prepaid expenses		290	247
Current financial assets:		795	637
- Current investments		35	31
- Current securities	(19)	288	224
- Other financial assets	(20)	472	382
Cash and cash equivalents	(21)	7,272	7,736
Total Current assets		37,257	36,593
Assets held for sale	(22)	177	332
TOTAL ASSETS		58,662	58,303
Total assets adjusted for asset-backed financing transactions		50,581	49,959
LIABILITIES
Stockholders' equity:	(23)	10,341	10,036
- Stockholders' equity of the Group		9,715	9,362
- Minority interest		626	674
Provisions:	(24)	8,490	8,611
- Employee benefits		3,686	3,761
- Other provisions		4,804	4,850
Debt:	(25)	19,622	20,188
- Asset-backed financing		8,081	8,344
- Other debt		11,541	11,844
Other financial liabilities	(20)	98	105
Trade payables	(26)	13,051	12,603
Other payables	(27)	5,628	5,019
Deferred tax liabilities	(11)	254	263
Accrued expenses and deferred income	(28)	1,073	1,169
Liabilities held for sale	(22)	105	309
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		58,662	58,303
Total liabilities adjusted for asset-backed financing transactions	50,581		49,959

Consolidated Statement of Cash Flows
(in millions of euros)			1st Quarter 2007	1st Quarter 2006
A)	Cash and cash equivalents at beginning of period as reported		7,736	6,417
	Cash and cash equivalents included as Assets held for sale		5	-
B)	Cash and cash equivalents at beginning of period		7,741	6,417
C)	Cash flows from (used in) operating activities during the period:
	Net result		376	151
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		668	754
	(Gains) losses and other non-cash items		(220)	(30)
	Dividends received		12	12
	Change in provisions		(137)	(18)
	Change in deferred income taxes		5	(22)
	Change in items due to buy-back commitments	(a)	41	(64)
	Change in working capital		(33)	(175)
	Total		712	608
D)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(589)	(632)
	- Investments in consolidated subsidiaries and other investments		(31)	(3)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		226	131
	Net change in receivables from financing activities		(165)	368
	Change in current securities		(62)	89
	Other changes		(31)	44
	Total		(652)	(3)
E)	Cash flows from (used in) financing activities:
	New issuance of bonds		-	1,417
	Repayment of bonds:		(21)	(18)
	Issuance of other medium-term borrowings		17	352
	Repayment of other medium-term borrowings		(233)	(253)
	Net change in other financial payables and other financial assets/liabilities		(282)	(122)
	Proceeds from the sale of treasury stock		4	-
	Dividends paid		(15)	(2)
	Total		(530)	1,374
	Translation exchange differences		3	(30)
F)	Total change in cash and cash equivalents		(467)	1,949
G)	Cash and cash equivalents at end of period		7,274	8,366
	of which: Cash and cash equivalents included as Assets held for sale		2	-
H)	Cash and cash equivalents at end of period as reported		7,272	8,366
(a)	The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds form sales at the end of the contract term, relating to assets included in Property, plant and equipment.

Statement of Changes in Stockholders’ Equity
(in millions of euros)	Capital stock	Treasury stock capital reserves, earning reserves	Income (expense) recognised directly in equity	Minority interest	Total
Balance at December 31, 2005	6,377	1,393	911	732	9,413
Dividends	-	-	-	(2)	(2)
Increase in reserve for share based payments	-	2	-	-	2
Net changes in Income (expenses) recognised directly in equity	-	-	(36)	(5)	(41)
Other changes	-	-	-	7	7
Net result	-	138	-	13	151
Balance at March 31, 2006	6,377	1,533	875	745	9,530

	Capital stock	Treasury stock capital reserves, earning reserves	Income (expense) recognised directly in equity	Minority interest	Total
Balance at December 31, 2006	6,377	2,459	526	674	10,036
Dividends	-	-	-	(15)	(15)
Increase in reserve for share based payments	-	19	-	-	19
Net changes in Income (expenses) recognised directly in equity	-	-	(26)	1	(25)
Other changes	-	2	-	(52)	(50)
Net result	-	358	-	18	376
Balance at March 31, 2007	6,377	2,838	500	626	10,341

Consolidated Statement of Recognised Income and Expense at March 31, 2007

(in millions of euros)	1st Quarter 2007	1st Quarter 2006
Gains (losses) recognised directly in the cash flow hedge reserve	23	47
Gains (losses) recognised directly in reserve for fair value measurement of available-for-sale financial assets	(18)	24
Exchange gains (losses) on the translation of foreign operations	(8)	(112)
Gains (losses) recognised directly in equity	(3)	(41)

Transfers from cash flow hedge reserve	(21)	-
Transfer from reserve for fair value measurement of available-for-sale financial assets	(2)	-
Transfer from reserve for the translation of foreign operations	1	-
Net result	376	151
Recognised income (expense) for the period	351	110

Attributable to:
Equity holders of the parent	332	102
Minority interests	19	8

Notes

Significant accounting policies
The Report on Operations for the first quarter of 2007 and the Consolidated Financial Statements for the three months ended March 30, 2007 have been prepared in accordance with Consob Regulation No. 11971 of May 14, 1999, as amended by Consob Resolution No. 14990 of April 14, 2005.

Accounting policies
Starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) endorsed by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

This quarterly report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting principles and policies used in the preparation of the consolidated financial statements at December 31, 2006, other than those discussed in the paragraph “Accounting principles applicable from January 1, 2007”.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Moreover, these valuation procedures, in particular those of a more complex nature such as any loss in value of fixed assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment of any loss in value is necessary.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

Income taxes are recognised based upon the best estimate of the weighted average income tax rate expected for the full financial year.

Accounting principles applicable from January 1, 2007
On March 3, 2006, the IFRIC issued interpretation IFRIC 9 - Reassessment of Embedded Derivatives, which requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. No significant effect arose from the adoption of this interpretation.

New accounting principles
On November 30, 2006, the IASB issued the IFRS 8 - Operating Segments that will become effective for the Group on January 1, 2009 and which will replace IAS 14 - Segment Reporting from that date. The new standard requires the information provided in segment reporting to be based upon the components of the entity that management uses to make decisions about operational matters. The standard requires these operating segments to be identified on the basis of internal reports that are regularly reviewed by an entity’s management in order to allocate resources to the segment and assess its performance. The Group is currently assessing any impact that the adoption of this new standard may have on the financial statements.

On March 29, 2007 the IASB issued a revised IAS 23 - Borrowing costs. The standard shall be applied for annual period beginning after 1 January, 2009. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The standard shall be applied to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after the 1 January 2009.

The following standards and interpretations have also been issued in 2006 but are not applicable to the Fiat Group:

▪ IFRIC 8 - Scope of IFRS 2 (effective from January 1, 2007);
▪ IFRIC 12 - Service Concession Arrangements (effective from January 1, 2008).

Scope of consolidation
Changes in the scope of consolidation that took place during the first quarter of 2007 with respect to the annual consolidated financial statements at December 31, 2006 are as follows:

▪ On February 28, 2006, the procedure for the sale of subsidiary Ingest Facility S.p.A. to Pirelli RE Facility Management was concluded on receiving the antitrust authorities approval.
▪ On March 2, 2007, the sale of Meridian Technologies Inc. to a consortium of investors headed by the Swiss holding company Estatia A.G. was finalised on receiving the approval from authorities and on the closing of the financing to the purchaser from financial institutions.

These changes in the scope of consolidation do not have a significant overall impact.

The assets and liabilities of certain business of the Comau Sector in the UK and South Africa have been reclassified as Assets and Liabilities held for sale in the first quarter of 2007.

In addition, starting from January 1, 2007, the activities previously forming the Business Solutions Sector were transferred to Fiat Services S.p.A., a subsidiary included in the Other and Holdings grouping and performing professional service operations for Fiat Group entities along with its foreign subsidiaries. Starting from this date the Business Solutions Sector is no longer presented and the comparative data for 2006 have been suitably reclassified In accordance with IAS 14 - Segment Reporting.

Other information
Other sections of this Report provide information on significant events occurred since the end of the quarter and business outlook.

Composition and principal changes

Income Statement

1. Net revenues
An analysis of Net revenues (net of intra-Group transactions) by business Sector is as follows:

(in millions of euros)	1stQuarter 2007	1st Quarter 2006
Fiat Group Automobiles	6,247	5,662
Maserati	164	119
Ferrari	354	301
Agricultural and Construction Equipment	2,690	2,652
Trucks and Commercial Vehicles	2,465	2,032
Fiat Powertrain Technologies	454	413
Components	788	713
Metallurgical Products	153	199
Production Systems	165	248
Publishing and Communications	98	93
Other and holdings (*)	98	124
Total Net revenues	13,676	12,556
(*) This line includes for 2006 the activities of Business Solution Sector transferred to Fiat Services S.p.A. on January 1, 2007.

2. Cost of sales
Cost of sales comprises the following:

(in millions of euros)	1st Quarter 2007	1st Quarter 2006
Interest cost and other financial charges from financial services companies	177	210
Other cost of sales	11,302	10,439
Cost of sales	11,479	10,649

3. Selling, general and administrative costs
Selling costs amount to 720 million euros in the first quarter of 2007 (681 million euros in the first quarter of 2006) and comprise mainly marketing, advertising and sales personnel costs.
General and administrative costs amount to 535 million euros in the first quarter of 2007, (532 million euros in the first quarter of 2006) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4. Research and development costs
In the first quarter of 2007 research and development costs amount to 374 million euros (330 million euros in the first quarter of 2006) comprise all research and development costs not recognised as assets amounting to 203 million euros (188 million euros in the first quarter of 2006) and the amortisation of capitalised development costs of 171 million euros (142 million euros in the first quarter of 2006). During the period the Group incurred new expenditure for capitalised development costs of 169 million euros (211 million euros in the first quarter of 2006).

5. Other income (expenses)
Other income for the quarter amounts to 27 million euros (other expense of 41 million euros for the first quarter of 2006) and consists of trading income which is not attributable to the typical sales and services operations of the Group, such as income from the sale of licenses and know-how, net of miscellaneous operating costs not ascribable to specific functional areas, such as post retirement benefits (health service costs), indirect taxes and duties, and accruals to miscellaneous provisions.

In particular, this item includes non-recurring income of 60 million euros arising from the reinstatement of the carrying amount of a piece of land which had been fully written down in a prior period and which is now in the process of being sold; it also includes miscellaneous non-recurring expenses of 20 million euros.

6. Gains (losses) on the disposal of investments
In the first quarter of 2007 this item results in a net gain of 44 million euros (net gain of 2 million euros in the first quarter of 2006), consisting principally of the gain of 42 million euros recognised on the finalisation of the disposal of the subsidiary Ingest Facility S.p.A. As described in Note 13 to the consolidated financial statements at December 31, 2006, the net loss of 29 million euros on the disposal of the subsidiary Meridian Technologies Inc., concluded on March 2, 2007, was recognised in the income statement for 2006.

7. Restructuring costs
Restructuring costs amount to 15 million euros in the first quarter of 2007 (3 million euros in the first quarter of 2006) and are mainly related to Comau.

8. Other unusual income (expenses)
In the first quarter of 2007 this item results in a net loss of 29 million euros, including expenses of 24 million euros incurred in connection with the process of reorganisation and streamlining of relationships with Group suppliers. I
In the first quarter of 2006, this item resulted in a net gain of 1 million euros.

9. Financial income (expenses)
In addition to the items included in the specific line of the income statement, Net financial income (expenses) also includes the income from financial services companies included in Net revenues for 236 million euros (262 million euros in the first quarter of 2006) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for 177 million euros (210 million euros in the first quarter of 2006). Reconciliation to the income statement is provided at the foot of each column of the following table.

(in million of euros)	1st Quarter 2007	1st Quarter 2006
Financial income
- Interest earned and other financial income	78	67
- Interest income from customers and other financial income of financial services companies	236	262
- Gains on disposal of securities	3	1
Total financial income	317	330
of which:
- Financial income, excluding financial services companies	81	68

Interest and other financial expenses
- Interest expense and other financial expenses	364	383
- Write-downs of financial assets	12	30
- Losses on disposal of securities	-	1
- Interest costs on employee benefits	43	40
Total interest and other financial expenses (a)	419	454

Net income (expenses) from derivative financial instruments and exchange losses (b)	104	41

of which of (a-b):
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies	138	203

Net financial income (expenses) excluding financial services companies	(57)	(135)

Net financial expenses for the first quarter of 2007, excluding the financial services companies, amounted to 57 million euros, a decrease compared to the net expenses of 135 million euros for the corresponding period in 2006. The improvement compared to the first quarter of 2006 is the consequence of the lower level of debt in the Group’s Industrial Activities and of the net financial income of 91 million euros arising from the equity swaps on Fiat shares, set up to support stock options plans (33 million euros in the first quarter of 2006).
There has been a decrease in the income and expense of the financial services companies compared to the first quarter of 2006 as the result of the sale of BUC and the transfer of the Fiat Group Automobiles European financial services business to FAFS.

10. Result from investments
The item includes the Group’s interest in the net income or loss of the companies accounted for using the equity method for an amount equal to 28 million euros in the first quarter 2007 ( 27 million euros in the first quarter of 2006) , the write-downs connected with the loss in value of financial assets and any reinstatement of value, the write-downs of investments classified as available-for-sale, accruals to provisions against investments, income and expense arising from the adjustment to fair value of investments in other entities held for trading, and dividend income.

The Result from investments in the first quarter of 2007 is a profit amounting to 36 million euros (gain of 44 million euros in the first quarter of 2006) and consists of (amounts in millions of euros): Fiat Group Automobiles Sector Companies 11 (8 in the first quarter of 2006); entities of Agricultural and Construction equipment Sector 7 (10 in the first quarter of 2006), Trucks and Commercial Vehicles Sector Companies -3 (18 in the first quarter of 2006) and other companies 21 (8 in the first quarter of 2006). The profit for the first quarter of 2006 for the Trucks and Commercial Vehicles Sector was due to the release to income of provisions of 15 million euros made in 2005 against risks in connection with a Chinese associate which no longer subsist.

11. Income taxes
Income taxes consist of the following:

(in millions of euros)	1st Quarter 2007		1st Quarter 2006
Current taxes:
IRAP	44		38
Other taxes	144		75
Total current taxes		188		113
Deferred taxes for the period		7		(35)
Taxes relating to prior periods		3		3
Total Income taxes		198		81

The increase in the charge for income taxes in the first quarter of 2007 with respect to the same period of 2006 mainly arises from improvements in results, in particular those of the foreign companies.
Net deferred tax assets at March 31, 2007 consist of deferred tax assets, net of deferred tax liabilities that have been offset where permissible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

(in millions of euros)	At March 31, 2007	At December 31, 2006
Deferred tax assets	1,849	1.860
Deferred tax liabilities	(254)	(263)
Net deferred tax assets	1,595	1.597

12. Earnings per share
As explained in Note 25 to Consolidated financial statements at December 31, 2006, Fiat S.p.A. capital stock is represented by three different classes of shares (ordinary shares, preference shares and saving shares) that participate in dividends with different rights. Profit or loss of the period attributable to each class of share is determined in accordance with the share’s contractual dividend rights.
For this purpose, the net result attributable to the ordinary equity holders of the parent company for the first quarter of 2007 has been adjusted by the amount of the dividends that would be contractually due to each class of shares in the theoretical event of a total distribution of profits. The total profit allocated to each class of share has then been divided by the weighted average number of outstanding shares in the period to determine earnings per share.
In the first quarter of 2006 the net result was allocated equally between the three different classes of shares since conditions at the time did not enable a dividend to be paid.

The following table shows the reconciliation between the net result attributable to equity holders of the parent and the profit attributable to each class of shares, as well as, figures used in the computation of the base earnings per share:
		1st Quarter 2007				1st Quarter 2006
		Ordinary shares	Preference shares	Saving shares	Total	Ordinary shares	Preference shares	Saving shares	Total
Profit attributable to equity holders of the parent	million of euros				358				138

Dividends due to each class of shares	million of euros	169	32	25	226	118	11	9	138

Theoretical preference right on saving and ordinary shares	million of euros	123	-	9	132	-	-	-	-

Profit attributable to each class of shares	million of euros	292	32	34	358	118	11	9	138
Weighted average number of shares	thousand	1,088,695	103,292	79,913	1,271,900	1,087,915	103,292	79,913	1,271,120

Basic Earning per share	euros	0.268	0.310	0.423		0.109	0.109	0.109

For the purpose of calculating diluted earnings per share for the first quarter of 2007, the number of ordinary shares considered is the average number of shares outstanding plus the effects arising from shares that would be issued on the exercise of all dilutive stock options.
During 2006 no dilutive effects arose from above mentioned stock option plans.

In the first quarter 2006 no dilutive effects arose from warrants issued by Fiat S.p.A. on its ordinary shares; this warrants expired in January 2007.
Figures used to determine diluted earning per shares are as follows:

		1st Quarter 2007				1st Quarter 2006
		Ordinary shares	Preference shares	Saving shares	Total	Ordinary shares	Preference shares	Saving shares	Total
Profit attributable to each class of shares	million of euros	292	32	34	358	118	11	9	138
Weighted average number of shares	thousand	1,088,695	103,292	79,913	1,271,900	1,087,915	103,292	79,913	1,271,120
Number of shares that would be issued from stock option plans	thousand	4,471	-	-	4,471	-	-	-	-
Total number of shares considered in the diluted earning per share	thousand	1,093,166	103,292	79,913	1,276,371	1,087,915	103,292	79,913	1,271,120
Diluted earning per share	euros	0.267	0.310	0.422		0.109	0.109	0.109

Balance Sheet

13. Intangible assets
(in millions of euros)	Net of amortisation at December 31, 2006	Additions	Amortisation	Foreign exchange effects and other changes	Net of amortisation at March 31, 2007
Goodwill	2,850	-	-	(19)	2,831
Development costs	2,776	169	(171)	(2)	2,772
Other	795	23	(48)	44	814
Total Intangible assets	6,421	192	(219)	23	6,417

Goodwill consists principally of net goodwill resulting from the purchase of the Case group and other companies of the Agricultural and Construction Equipment Sector for 1,775 million euros, the Ferrari Sector for 786 million euros, the Pico group and other companies in the Production Systems Sector for 152 million euros, companies in the Components Sector for 47 million euros, companies in the Trucks and Commercial Vehicles Sector for 56 million euros, and companies in the Metallurgical Products Sector for 11 million euros.
The addition to Other intangible assets of 23 million euros in the first quarter of 2007 relates mainly to software.
Foreign exchange losses of 22 million euros in the first quarter of 2007 principally reflect changes in the Euro/U.S. dollar rate.
The balance of 44 million euros in the item Other changes includes a reclassification of 53 million euros of expenditure on software previously improperly reported as Property, plant and equipment.

14. Property, plant and equipment
(in millions of euros)	Net of depreciation at December 31, 2006	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at March 31, 2007
Property, plant and equipment	9,383	346	(430)	13	(82)	9,230
Assets sold with a buy-back commitment	1,157	87	(38)	(2)	(48)	1,156
Total Property plant and equipment	10,540	433	(468)	11	(130)	10,386

Additions of 433 million euros in the first quarter of 2007 mainly refer to the Automotive Sectors (Fiat Group Automobiles, Iveco and CNH - Case New Holland).

15. Investments and other financial assets
(in millions of euros)	At March 31, 2007	At December 31, 2006
Investments	2,088	2,078
Receivables	96	97
Other securities	103	105
Total Investments and other financial assets	2,287	2,280

Changes in Investments are as follows:
(in millions of euros)	At December 31, 2006	Revaluations (write-downs)	Changes in the scope of consolidation	Other changes	At March 31, 2007
Investments	2,078	28	(1)	(17)	2,088

At March 31, 2007 the item Investments totals 2,088 million euros (2,096 million euros at December 31, 2006) and includes, amongst others, the following investments (in millions of euros): Fiat Auto Financial Services S.p.A. 535 (528 at December 31, 2006), Tofas Turk Otomobil Fabrikasi A.S. 212 (206 at December 31, 2006), Iveco Finance Holdings Limited. 141 (141 at December 31, 2006), Sevel S.p.A. 92 (93 at December 31, 2006), Naveco Ltd. 112 (117 at December 31, 2006), Kobelco Construction Machinery Co. Ltd. 97 (97 at December 31, 2006), Rizzoli Corriere della Sera MediaGroup S.p.A. 113 (107 at December 31, 2006), Mediobanca S.p.A. 250 (268 at December 31, 2006).
Other changes of -17 million euros are made up as follows: foreign exchange losses of 3 million euros; purchases and capitalisations for 23 million euros; negative fair value adjustments of 18 million euros arising from the investment in Mediobanca S.p.A.; dividends of -12 million euros distributed by companies accounted for using the equity method, and other minor decreases of 7 million euros.
Revaluations and write-downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16. Leased assets
(in millions of euros)	Net of depreciation at December 31, 2006	Additions	Depreciation	Foreign exchange effect	Disposals and other changes	Net of depreciation at March 31, 2007
Leased assets	247	50	(14)	(2)	(14)	267

17. Inventories
(in millions of euros)	At March 31, 2007	At December 31, 2006
Raw materials, supplies and finished goods	8,895	8,240
Work in progress	2,143	2,493
Advances on contract work	(1,962)	(2,286)
Total Inventories	9,076	8,447

At March 31, 2007, Inventories include assets sold with a buy-back commitment by Fiat Group Automobiles for 1,025 million euros (894 million euros at December 31, 2006). Net of this amount, inventories show an increase of 498 million euros in the first quarter of 2007, due to the seasonal increase in CNH-Case New Holland and Iveco inventories.
The majority of Work in progress and Advances on contract work relate to the Production Systems Sector (Comau).

18. Current receivables

(in millions of euros)	At March 31, 2007	At December 31, 2006
Trade receivables	5,043	4,944
Receivables from financing activities	11,898	11,743
Other receivables	2,883	2,839
Total Current Receivables	19,824	19,526

Trade receivables have increased by 99 million euros compared to December 31, 2006.
Other receivables include amounts due from the Tax Authorities, security deposits and miscellaneous receivables.
Receivables from financing activities include the following:

(in millions of euros)	At March 31, 2007	At December 31, 2006
Retail financing	6,532	6,482
Finance leases	579	580
Dealer financing	4,387	4,084
Supplier financing	108	234
Current financial receivables from jointly controlled financial services entities	96	143
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	22	22
Other	174	198
Total Receivables from financing activities	11,898	11,743

The increase of 155 million euros in Receivables from financing activities is principally due to the increase in the financing given by the CNH - Case New Holland financial services companies, partially offset by the decrease in the financing activities of the Fiat Group Automobiles financial services companies that did not become part of FAFS at the end of 2006 and the decrease in other financial receivables.
Current financial receivables from jointly controlled financial services entities consist of financial receivables due by the FAFS Group.

19. Current securities
At March 31, 2007 Current securities include mainly short-term or marketable securities which represent temporary investments which are readily convertible into cash, but which do not satisfy the requirements for being classified as cash equivalents. During the first quarter of 2007 this item increased by 64 million euros, as a consequence of a changed mix in the temporary investment of funds.

20. Other financial assets and Other financial liabilities
These items include, respectively, the positive and the negative measurement at fair value of derivative financial instruments at March 31, 2007.
In particular, the overall change in other financial assets (from 382 million euros at December 31, 2006 to 472 million euros at March 31, 2007), and the decrease in other financial liabilities (from 105 million euros at December 31, 2006 to 98 million euros at March 31, 2007), is mainly due to the changes in exchange rates and interest rates over the period.
As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

21. Cash and cash equivalents
Cash and cash equivalents include cash at bank, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At March 31, 2007, this item includes approximately 919 million euros (627 million euros at December 31, 2006) of cash whose use is restricted to the repayment of the debt related to securitisations mainly classified in the item Asset-backed financing. During the first quarter of 2006 this item decreased by 464 million euros.

22. Assets and liabilities held for sale
At march 31, 2007 Assets and liabilities held for sale include the assets and liabilities of the Indian business of Fiat Group Automobiles that will be transferred to the joint venture with Tata Motors that is currently being set up, certain properties and buildings held by Fiat Group Automobiles and Iveco, and the carrying value of the assets and liabilities of certain business of Comau Sector.
Assets held for sale include additionally an amount of 29 million euros representing certain buildings and industrial factories owned by CNH - Case New Holland and no longer in use, as a consequence of the restructuring process that took place in previous years following the acquisition of the Case group.
The items included in Assets held for sale and Liabilities held for sale may be summarised as follows:

(in millions of euros)	At March 31, 2007	At December 31, 2006
Intangible assets	3	8
Property, plant and equipment	146	173
Leased assets	-	7
Deferred tax assets	-	6
Inventories	11	37
Trade receivables	8	80
Receivables from financing activities	-	6
Other receivables, Accrued income and prepaid expenses	7	10
Cash and cash equivalents	2	5
Total Assets	177	332
Employee benefits	-	13
Other provisions	28	42
Other debt	32	34
Trade payables	17	172
Deferred tax liabilities	-	4
Other payables, Accrued expenses and deferred income	28	44
Total Liabilities	105	309

At December 31, 2006, the item Assets and Liabilities held for sale consisted of the above-mentioned buildings and factories of Fiat Group Automobiles, Iveco and CNH - Case New Holland, the assets and liabilities of the subsidiaries Meridian Technologies Inc. and Ingest Facility S.p.A. and the assets and liabilities of the Indian business of Fiat Group Automobiles that will be transferred to the joint venture with Tata Motors that is currently being set up.

23. Stockholders' equity
Stockholders’ equity has increased by 305 million euros over that at December 31, 2006, due to the net income for the period of 376 million euros, foreign exchange losses from the translation into euros of the financial statements of subsidiaries denominated in other currencies of 7 million euros, and a decrease of 56 million euros arising from the sale of Meridian Technologies Inc.
On January 29, 2007, the Italian Stock Exchange removed from trading the 2007 Fiat Ordinary Share Warrants issued in 2002 and expired in 2007. The owners of the 65,509,168 outstanding warrants at that date were given the option to subscribe in January 2007 to Fiat S.p.A. ordinary shares in the ratio of one Fiat ordinary share at a price of 29.364 euros for every four warrants held. To date 4,676 warrants have been exercised with the issue of 1,169 shares. As a consequence, on February 1, 2007 the capital stock of Fiat S.p.A. increased from 6,377,257,130 euros to 6,377,262,975 euros and additional paid-in capital increased by 28,481.52 euros.
Capital stock, fully paid-in, amounts to 6,377 million euros at March 31, 2007 and consists of 1,275,452,595 shares as follows:

▪ 1,092,247,485 ordinary shares;
▪ 103,292,310 preference shares;
▪ 79,912,800 savings shares;
All with a par value of 5 euros each.

For more complete information on the capital stock of Fiat S.p.A., reference should be made to Note 25 of the Consolidated Financial Statements at December 31, 2006.
Consolidated gains (losses) recognised directly in equity are as follows:

(in millions of euros)	At March 31, 2007	At December 31, 2006
Gains (losses) recognised directly in the cash flow hedge reserve	78	76
Gains (losses) recognised directly in the available-for-sale reserve	150	170
Gains (losses) on translation differences	287	294
Total Gains (losses) recognised directly in equity	515	540

The decrease in gains recognized directly in the available-for-sale reserve is due to a decline in the fair value of the assets to which it relates.

24. Provisions
(in millions of euros)	At March 31, 2007		At December 31, 2006
Employee benefits		3,686		3.761
Other provisions:
- Warranty provision	1,251		1.254
- Restructuring provision	521		561
- Investment provision	69		67
- Other risks	2,963		2.968
Total Other provisions		4,804		4.850
Total Provisions		8,490		8.611

Provisions for Employee benefits include provisions for both pension plans and other post employment benefits. The decrease of 75 million includes a foreign exchange loss of 14 million euros arising from changes in the exchange rate between the US dollar and the Euro.
Reserves for risks and charges and other reserves amount to 4,804 million euros March 31, 2007 (4,850 million euros at December 31, 2006) and include provisions for contractual, commercial and legal risks.

25.  Debt
(in millions of euros)	At March 31, 2007		At December 31, 2006
Asset-backed financing		8,081		8,344
Other debt:
Bonds	7,207		7,297
Borrowings from banks	3,085		3,349
Payables represented by securities	317		315
Other	932		883
Total Other debt		11,541		11,844
Total Debt		19,622		20,188

At March 31, 2007 Debt decreased by 566 million euros. Net of the change in foreign exchange rates, which led to a debt reduction of 21 million euros, the decrease is partly attributable to lower asset-backed financing (199 million euros) and partly to lower bank loans and other debt (approximately 325 million euros). Repayment of bonds during the period totalled 21 million euros. During the first quarter of 2007 the residual debt for an amount of 13 million euros of the 5 year convertible into General Motors Corporation common stock (the “Exchangeable bond”) was repaid at the due date.

The principal bond issues outstanding at March 31, 2007 are as follows:
	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount (in millions of euros)
Global Medium Term Notes:
Fiat Finance & Trade Ltd.(1)	EUR	1,000	6.25%	February 24, 2010	1,000
Fiat Finance & Trade Ltd.(1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade Ltd.(1)	EUR	617	(2)	(2)	617
Fiat Finance & Trade Ltd.(4)	EUR	1,000	5.625%	November 15, 2011	1,000
Others (3)		250			250
Total Global Medium Term Notes					4,167
Other bonds:
CNH Capital America LLC	USD	127	6.75%	October 21, 2007	95
Case New Holland Inc.	USD	500	6.00%	June 1, 2009	375
Case New Holland Inc.	USD	1,050	9.25%	August 1, 2011	789
Fiat Finance & Trade Ltd. (4)	EUR	1,000	6.625%	February 15, 2013	1,000
Case New Holland Inc.	USD	500	7.125%	March 1, 2014	375
CNH America LLC	USD	254	7.25%	January 15, 2016	191
Total Other bonds					2,825
Hedging effect and amortised cost valuation					215
Total Bonds					7,207
(1)
Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). In addition, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.

(2)
“Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual instalments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last instalment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (November 7, 2002), 4.60% in the second year (November 7, 2003), 4.80% in the third year (November 7, 2004), 5.00% in the fourth year (November 7, 2005), 5.20% in the fifth year (November 7, 2006), 5.40% in the sixth year (November 7, 2007), 5.90% in the seventh year (November 7, 2008), 6.40% in the eighth year (November 7, 2009), 6.90% in the ninth year (November 7, 2010), 7.40% in the tenth year (November 7, 2011).

(3)	Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.
(4)	Bond listed on the Irish Stock Exchange.

Further information about these bonds is included in Note 28 to the Consolidated Financial Statements at December 31, 2006. The prospectuses, the offering circulars or their abstracts relating to the aforementioned principal bond issues are available on the Group’s website at www.fiatgroup.com under “Investor Relations - Financial Reports”.
The Fiat Group intends to repay the issued bonds in cash at maturity by utilizing available liquid resources.
At March 31, 2007, the Fiat Group also had unused committed credit lines of approximately 2 billion euros.
In addition, the companies in the Fiat Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.
Finally, financial payables secured with mortgages and other liens on assets of the Group amount to 186 million euros at March 31, 2007 (190 million euros at December 31, 2006); this amount includes balances of 54 million euros (57 million euros at December 31, 2006) due to creditors for assets acquired under finance leases.

26. Trade payables
Trade payables of 13,051 million euros at March 31, 2007 increased by 448 million euros from the amount at December 31, 2006. This change is mainly due to the increase in the level of activities of CNH - Case New Holland, Trucks and Commercial Vehicles Sectors and Components Sectors.

27. Other payables
Other payables include 2,539 million euros of amounts payable to customers related to buy-back agreements (2,370 million euros at December 31, 2006).

28. Accrued expenses and deferred income
The item Accrued liabilities and deferred income includes public investment grants recognised as income over the useful lives of the assets to which they relate. Furthermore, the item comprises deferred income relating to service contracts, as well as accrued liabilities for costs that will be settled in the following year.

29. Guarantees granted, commitments and contingent liabilities

Guarantees granted
At March 31, 2007, the Group has provided guarantees on the debt or commitments of third parties or associated entities totalling 750 million euros, in line with the amount at December 31, 2006 (726 million euros).

Other commitments and important contractual rights
The Fiat Group has important commitments and rights deriving from outstanding agreements. These commitments and rights are described in Note 32 of the Consolidated Financial Statements at December 31, 2006, to which reference should be made, insofar as no changes occurred in the first quarter of 2007. In particular, these involve commitments and rights regarding:
▪ relations of Fiat with the Arab fund Mubadala Development Company concerning its holding in the subsidiary Ferrari S.p.A.;
▪ relations of Fiat with Renault concerning the subsidiary Teksid.

Lawsuits and controversies
The Parent Company and certain subsidiaries are party to various lawsuits and controversies. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk provisions have not already been set aside.

Sales of receivables
The Group has discounted receivables and bills without recourse having due dates beyond March 31, 2007 amounting to 6,071 million euros (5,697 million euros at December 31, 2006, with due dates beyond that date), which refer to trade receivables and other receivables for 4,862 million euros (4,489 million euros at December 31, 2006) and receivables from financing for 1,209 million euros (1,208 million euros at December 31, 2005). The amount includes receivables, mostly due from the sales network, of 3,512 million euros (3,400 million euros at 31 December 2006) sold to jointly controlled financial services companies (FAFS) and of 798 million euros (661 million euros at 31 December 2006) sold to associate financial services companies (Iveco Financial Services, controlled by Barclays). The increase which has taken place over the first quarter of 2007 is connected with the high levels of business volumes and in particular those of Fiat Group Automobiles, CNH - Case New Holland, Iveco and Magneti Marelli.

30. Income statement by business sector

(in millions of euros)	Fiat Group Automobiles	Maserati	Ferrari	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Itedi	Other and elimina-tions	FIAT Group
1st Quarter 2007
Total net revenues	6,302	167	381	2,691	2,487	1,708	1,228	212	229	100	(1,829)	13,676
Net revenues intersegment (*)	(55)	(3)	(27)	(1)	(22)	(1,254)	(440)	(59)	(64)	(2)	1,927	-
Net revenues from third parties	6,247	164	354	2,690	2,465	454	788	153	165	98	98	13,676
Trading profit	192	(1)	31	189	150	44	45	20	(26)	-	(49)	595
Unusual income (expenses)	(23)	-	-	-	-	-	-	(6)	(14)	-	43	-
Operating result	169	(1)	31	189	150	44	45	14	(40)	-	(6)	595
Financial income (expenses)												(57)
Result from investments												36
Result before taxes												574
Income taxes												198
Result from continuing operations												376

(in millions of euros)	Fiat Group Automobiles	Maserati	Ferrari	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Itedi	Other and elimina-tions	FIAT Group
1st Quarter 2006
Total net revenues	5,718	121	317	2,652	2,071	1,578	1,196	260	306	94	(1,757)	12,556
Net revenues intersegment (*)	(56)	(2)	(16)	-	(39)	(1,165)	(483)	(61)	(58)	(1)	1,881	-
Net revenues from third parties	5,662	119	301	2,652	2,032	413	713	199	248	93	124	12,556
Trading profit	57	(19)	11	137	70	34	42	12	(6)	-	(15)	323
Unusual income (expenses)	-	-	-	(3)	2	-	-	(1)	-	1	1	-
Operating result	57	(19)	11	134	72	34	42	11	(6)	1	(14)	323
Financial income (expenses)												(135)
Result from investments												44
Result before taxes												232
Income taxes												81
Result from continuing operations												151
(*)  Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market.

31. Translation of financial statements denominated in a currency other than the euros
The principal exchange rates used in 2006 and 2005 to translate into euros the financial statements prepared in currencies other than the euros were as follows:

	1st Quarter 2007		At December 31, 2006	1st Quarter 2006
	Average	At March 31		Average	At March 31
US dollar	1.311	1.332	1.317	1.202	1.210
Pound sterling	0.671	0.680	0.672	0.686	0.696
Swiss franc	1.616	1.625	1.607	1.559	1.580
Polish zloty	3.886	3.867	3.831	3.835	3.943
Brazilian real	2.763	2.730	2.815	2.641	2.629
Argentine peso	4.078	4.162	4.066	3.700	3.743

Other information
During the first quarter of 2007, the Group had an average number of employees of 173,998, compared to an average of 174,372 during the first quarter of 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney